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Comment          Page[s]
Number
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
1        .                  We understand our filing obligations.
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2        .                  Financials updated.
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3        .       4          Explained.
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4        .                  Revised in financials.
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5        .       1,3        Document now shows Canadian incorporation.  Form F-X must be filed in paper and is being filed under separate cover.  Florida based accountants retained for convenience and continuity because the audit firm already audits another public company of which Mr. Smitten is the principal, Stock Market Solutions, Inc.
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6        .       3          All assets of Creemore sold.  Reasons for continuing business explained.  Total consideration disclosed.
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7        .       7          Section added to discuss New Orleans specifics.
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8        .       5          Development stage disclosed.
                 6          Actions needed to commence operations and financial requirements disclosed.
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9        .       5          Yes, disclosed.
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10       .       5          Smitten will write.
                 6          Independent contractors disclosed.
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11       .       6          No ad reliance disclosed.
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12       .       6          Experience disclosed.
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13       .       6          Revised to say registration statement.
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14       .       5          Terms explained.
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15       .       6          Pricing explained.
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16       .       7          Explained.
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17       .                  Mr. Smitten was appointed officer and director on the date of the literary rights agreement, June 30, 2004.  Mr. Gordon Badger was the sole officer and director of Creemore on that date.  By written action of the director, Mr. Badger resigned and elected Mr. Smitten as his replacement and authorized Mr. Smitten to execute the agreement on behalf of the corporation.  Please note the amendment filed as Item 6.2 to correct the scrivener error.
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18       .       7          Competition section revised extensively.
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19       .       7          Competition section revised extensively.
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20       .                  Mr. Smitten has no other competitive businesses in which he is involved.  He does not consider his authorship of books to be in competition with his authorship of our mini-magazines as they are totally different types of products.
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21       .       11         Factors identified.
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22       .       12         Disclosed.
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23       .       11         Additional costs disclosed.
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24       .       12         Consequences disclosed.
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

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Comment          Page[s]
Number
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
25       .                  Shares transferred by original owner in 1992 and subsequently by shareholders in 1994.  All transfers were made to Canadian citizens or residents.  See stockholder list filed supplementally.
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26       .       13         Disclosed.
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27       .       13         Names included in error.
                 14         Employment agreement effective after date of filing of 10-SB with Mr.
                            Smitten disclosed.
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28       .       13, 16     Promoter status disclosed.
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29       .                  Filed
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30       .       19         Disclosed.
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31       .       21         Revised.
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32       .       23         Revised.
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